MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

November 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Joshua Gorsky

Re:	MediWound Ltd.
Registration Statement on Form F-1 Filed November 10, 2022 File No. 333-268297 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, MediWound Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on November 25, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Michael J. Rosenberg, Esq. of Latham & Watkins LLP at (212) 906-1829.

Very truly yours,

MEDIWOUND LTD.

By:	/s/ Ofer Gonen
Ofer Gonen
Chief Executive Officer

cc:   Michael J. Rosenberg, Esq., Latham & Watkins LLP